K&L|GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600
T 202.778.9000 www.klgates.com

40-33
Branch 16

November 8, 2010

Via Hand Delivery

Office of the Secretary
United States Securities and Exchange
Commission
100 F Street, NE
Washington, DC 20549

Calamos Convertible Opportunities and Income Fund (SEC File No. 811- 21080)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

On behalf of Calamos Convertible Opportunities and Income Fund (SEC File No. 811- 21080) (the "Fund"), and the persons and entities listed on Appendix A to this letter, we are filing, pursuant to Section 33 of the Investment Company Act of 1940, the enclosed copies of the following documents that were filed by defendants in the case of Brown v. Calamos et al., case number 10-CV-06558, all of which were filed in the United States District Court for the Northern District of Illinois on November 4, 2010:

1. Notice of Motions;
2. Defendants' Agreed Motion for Relief from Initial Planning and Disclosure Obligations;
3. Defendants' Joint Motion to Dismiss the Complaint;
4. Fund Defendants' Supplemental Memorandum in Support of Joint Motion to Dismiss; and
5. Defendants' Uncontested Motion for Leave to File *Instanter* Omnibus. Memorandum in Excess of Fifteen Pages, and related exhibit.

K&L|GATES

Please contact the undersigned at (202) 778-9220 if you have any questions regarding this filing.

Very truly yours,

Eric S. Purple

encl.

cc: J. Christopher Jackson, Calamos AdvisorsLLC
Paulita Pike, K&L Gates LLP
John Rotunno, K&L Gates LLP
Paul Walsen, K&L Gates LLP

K&L|GATES

Appendix A

Affiliated Persons of Calamos Opportunity and Income Fund (the "Fund") named as Defendants in Brown v. Calamos et al.:

- John P. Calamos Sr., Chairman of the Board of the Fund
- Weston W. Marsh, Independent Trustee of the Fund
- Joe F. Hannauer, Former Independent Trustee of the Fund
- John E. Neal, Independent Trustee of the Fund
- William R. Rybak, Independent Trustee of the Fund
- Stephen B. Timbers, Lead Independent Trustee of the Fund
- David D. Tripple, Independent Trustee of the Fund
- Calamos Advisors LLC, Investment Adviser to the Fund
- Calamos Asset Management, Inc., Indirect Parent Company of the Fund's Investment Adviser

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

CHRISTOPHER BROWN, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	Case No. 10-cv-6558
v.	)	Judge Elaine E. Bucklo
JOHN P. CALAMOS, SR., Trustee of the Calamos Convertible Opportunities and Income Fund, et al.,	)	Magistrate Judge Sheila M. Finnegan
Defendants.	)	

NOTICE OF MOTIONS

To: Counsel on the Attached Certificate of Service

PLEASE TAKE NOTICE that on November 9, 2010 at 9:30 a.m., or as soon thereafter as counsel may be heard, we shall appear before the Honorable Elaine E. Bucklo, or any judge sitting in her stead, in Courtroom 1441 of the United States District Court for the Northern District of Illinois, Eastern Division, 219 South Dearborn Street, Chicago, Illinois, and then and there present the following Motions:

- Defendants' Agreed Motion For Relief From Initial Planning And Disclosure Obligations;
- Defendants' Joint Motion To Dismiss The Complaint; and
- Defendants' Uncontested Joint Motion For Leave To File *Instanter* Omnibus Memorandum In Excess Of Fifteen Pages.

Dated: November 4, 2010

Defendants Weston W. Marsh, Joe F. Hanauer, John E. Neal, William R. Rybak, Stephen B. Timbers, David D. Tripple, and Calamos Convertible Opportunities and Income Fund

By: /s/ John W. Rotunno
John W. Rotunno
One of their attorneys

John W. Rotunno
Paul J. Walsen
Molly K. McGinley
K&L GATES LLP
70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207
Telephone: 312.372.1121
Facsimile: 312.827.8000

Defendants John P. Calamos, Sr., Calamos Advisors LLC, and Calamos Asset Management, Inc.

By: /s/ Kevin B. Dreher
Kevin B. Dreher
One of their attorneys

Kevin B. Dreher
MORGAN, LEWIS & BOCKIUS LLP
77 West Wacker Drive
Chicago, Illinois 60601-5094
Telephone: 312.324.1000
Facsimile: 312.324.1001

Christian J. Mixter (*pro hac vice* motion pending)
Patrick D. Conner (*pro hac vice* motion pending)
MORGAN, LEWIS & BOCKIUS LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004-2541
Telephone: 202.739.3000
Facsimile: 202.739.3001

CERTIFICATE OF SERVICE

The undersigned, an attorney, certifies that he caused the foregoing *Notice of Motions* to be served automatically via CM/ECF to the following counsel of record:

Carol V. Gilden
Cohen Milstein Sellers & Toll PLLC
190 South LaSalle Street, Suite 1705
Chicago, Illinois 60603
cgilden@cohenmilstein.com

Steven J. Toll
Joshua S. Devore
Joshua M. Kolsky
Cohen Milstein Sellers & Toll PLLC
1100 New York Avenue, NW
Suite 500, West Tower
Washington, DC 20005
stoll@cohenmilstein.com
jdevore@cohenmilstein.com
jkolsky@cohenmilstein.com

Lynn L. Sarko
Keller Rohrback, P.L.C.
1201 Third Avenue, Suite 3200
Seattle, Washington 98101
lsarko@kellerrohrback.com

Gary Gotto
James A. Bloom
Keller Rohrback, P.L.C.
3101 North Central Avenue, Suite 1400
Phoenix, Arizona 85012
ggotto@krplc.com
jbloom@krplc.com

/s/ John W. Rotunno
John W. Rotunno

**UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION**

CHRISTOPHER BROWN, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	Case No. 10-cv-6558
v.	)	Judge Elaine E. Bucklo
JOHN P. CALAMOS, SR., Trustee of the Calamos Convertible Opportunities and Income Fund, et. al.	)	Magistrate Judge Sheila M. Finnegan
Defendants.	)	

DEFENDANTS' AGREED MOTION FOR RELIEF FROM INITIAL PLANNING AND DISCLOSURE OBLIGATIONS

Defendants Weston W. Marsh, Joe F. Hanauer, John E. Neal, William R. Rybak, Stephen B. Timbers, David D. Tripple (collectively, the "Independent "Trustees") and Calamos Convertible Opportunities and Income Fund (together with the Independent Trustees, the "Fund Defendants"), and defendants John P. Calamos, Sr., Calamos Advisors LLC, and Calamos Asset Management, Inc. (the "Calamos Defendants"), by their respective attorneys, respectfully move the Court for relief from (1) the parties' obligations to convene a planning conference and submit a planning report pursuant to the Court's Standing Order and Rule 26(f) of the Federal Rules of Civil Procedure, and (2) the parties' obligations to exchange initial disclosures pursuant to Rule 26(a)(1).

In support of their motion, the Fund Defendants and the Calamos Defendants state as follows:

1. On July 15, 2010, the plaintiff in this action, Christopher Brown, filed a putative class action in this Court against each of the defendants named in the instant case, which was

assigned Case No. 10-cv-4422. The Complaint in that action contained allegations substantively identical to, and pleaded the same claims as, the Complaint in the instant action. Case No. 10-cv-4422 was dismissed voluntarily by Plaintiff on September 7, 2010.

2. Plaintiff refiled his action in the Circuit Court of Cook County, Illinois, on September 13, 2010. On October 13, 2010, defendants timely removed that action to this Court pursuant to the Securities Litigation Uniform Standards Act of 1998, 15 U.S.C. §§ 77p and 78bb ("SLUSA").

3. On October 14, 2010, the Court granted Defendants' Unopposed Motion for an Enlargement of Time to Answer, Move or Otherwise Plead to and including November 5, 2010. The Court also set a scheduling conference in the case for November 9, 2010 at 9:30 a.m.

4. Defendants have on the date of this Motion filed a Joint Motion to Dismiss the Complaint on the primary ground that all claims asserted in the Complaint are precluded by SLUSA. SLUSA precludes, and requires the dismissal of (1) "covered class actions" (2) based upon state law that (3) allege a misrepresentation or omission of material fact (4) in connection with the purchase or sale of a covered security. Defendants submit that each of the requirements for SLUSA preclusion is met in this case. Conversely, Plaintiff will be filing tomorrow, November 5, 2010, a motion to remand the action to State court, on the basis that the SLUSA requirements are not satisfied, and that this Court lacks jurisdiction over this action.

5. Pursuant to the Court's Standing Order, the parties are required to hold a planning conference and file a joint planning report on or before November 5, 2010 (two days prior to the November 9 scheduling conference set by the Court), and pursuant to Rule 26(a)(1) of the Federal Rules of Civil Procedure, the parties are to exchange initial disclosures on or before November 23, 2010 (within 14 days after the scheduling conference).

6. Counsel for the Calamos Defendants has consulted with counsel for Plaintiff, and has been advised that Plaintiff consents to the relief requested in this Motion.

7. The interests of efficiency and judicial economy would be served by relieving the parties from the initial planning requirements and disclosure obligations of Rule 26 of the Federal Rules of Civil Procedure and the Court's Standing Order during the pendency of Defendants' Joint Motion to Dismiss.

WHEREFORE, the Fund Defendants and the Calamos Defendants, by their respective attorneys, respectfully request that the Court enter an Order relieving the parties (1) from their obligations to convene a planning conference and prepare a planning report pursuant to the Court's Standing Order and Rule 26(f) of the Federal Rules of Civil Procedure, and (2) from their obligation to exchange initial disclosures pursuant to Rule 26(a)(1), during the pendency of Defendants' Joint Motion to Dismiss and Plaintiff's Motion to Remand.

Dated: November 4, 2010

Defendants Weston W. Marsh, Joe F. Hanauer, John E. Neal, William R. Rybak, Stephen B. Timbers, David D. Tripple, and Calamos Convertible Opportunities and Income Fund

By: /s/ John W. Rotunno
John W. Rotunno
One of their attorneys

John W. Rotunno
Paul J. Walsen
Molly K. McGinley
K&L GATES LLP
70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207
Telephone: 312.372.1121
Facsimile: 312.827.8000

Defendants John P. Calamos, Sr., Calamos Advisors LLC, and Calamos Asset Management, Inc.

By: /s/ Kevin B. Dreher
Kevin B. Dreher
One of their attorneys

Kevin B. Dreher
MORGAN, LEWIS & BOCKIUS LLP
77 West Wacker Drive
Chicago, Illinois 60601-5094
Telephone: 312.324.1000
Facsimile: 312.324.1001

Christian J. Mixter (*pro hac vice* motion pending)
Patrick D. Conner (*pro hac vice* motion pending)
MORGAN, LEWIS & BOCKIUS LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004-2541
Telephone: 202.739.3000
Facsimile: 202.739.3001

CERTIFICATE OF SERVICE

The undersigned, an attorney, certifies that he caused the foregoing *Defendants' Agreed Motion For Relief From Initial Planning And Disclosure Obligations* to be served automatically via CM/ECF to the following counsel of record:

Carol V. Gilden
Cohen Milstein Sellers & Toll PLLC
190 South LaSalle Street, Suite 1705
Chicago, Illinois 60603
cgilden@cohenmilstein.com

Steven J. Toll
Joshua S. Devore
Joshua M. Kolsky
Cohen Milstein Sellers & Toll PLLC
1100 New York Avenue, NW
Suite 500, West Tower
Washington, DC 20005
stoll@cohenmilstein.com
jdevore@cohenmilstein.com
jkolsky@cohenmilstein.com

Lynn L. Sarko
Keller Rohrback, P.L.C.
1201 Third Avenue, Suite 3200
Seattle, Washington 98101
lsarko@kellerrohrback.com

Gary Gotto
James A. Bloom
Keller Rohrback, P.L.C.
3101 North Central Avenue, Suite 1400
Phoenix, Arizona 85012
ggotto@krplc.com
jbloom@krplc.com

/s/ John W. Rotunno
John W. Rotunno

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

CHRISTOPHER BROWN, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	Case No. 10-cv-6558
v.	)	Judge Elaine E. Bucklo
JOHN P. CALAMOS, SR., Trustee of the Calamos Convertible Opportunities and Income Fund, et al.	)	Magistrate Judge Sheila M. Finnegan
Defendants.	)	

DEFENDANTS' JOINT MOTION TO DISMISS THE COMPLAINT

Defendants Weston W. Marsh, Joe F. Hanauer, John E. Neal, William R. Rybak, Stephen B. Timbers, David D. Tripple (collectively, the "Independent "Trustees") and Calamos Convertible Opportunities and Income Fund (together with the Independent Trustees, the "Fund Defendants"), by their attorneys, and defendants John P. Calamos, Sr., Calamos Advisors LLC, and Calamos Asset Management, Inc. (collectively, the "Calamos Defendants"), by their attorneys, respectfully move the Court to dismiss the Complaint of Plaintiff Christopher Brown on the ground that it is precluded by the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"), 15 U.S.C. § 77p and § 78bb, and therefore must be dismissed pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure for failure to state a claim upon which relief can be granted.

Alternatively, with respect to any claims that the Court may find are not precluded by SLUSA: (i) the Fund Defendants and the Calamos Defendants move to dismiss any claims derivative in nature pursuant to Rule 12(b)(6) and Rule 23.1 of the Federal Rules of Civil

Procedure for failure to allege demand on the Board of Trustees of the Fund, or to state with particularity the reasons Plaintiff should be excused from making demand; (ii) the Independent Trustees and John P. Calamos, Sr. (collectively, the "Individual Defendants") move to dismiss Count I of the Complaint pursuant to Rule 12(b)(6) on the ground that, as a matter of law, the Individual Defendants do not owe the duties alleged in Count I or, if they do owe such duties, the facts alleged fail to state a claim for breach thereof; and (iii) Calamos Convertible Opportunities and Income Fund (the "Fund"), Calamos Advisors LLC and Calamos Asset Management move to dismiss Counts II and III of the Complaint pursuant to Rule 12(b)(6) for failure to state claims upon which relief can be granted against them.

In support of their Joint Motion, the Defendants state as follows:

1. On July 15, 2010, the Plaintiff in this action, Christopher Brown, filed a putative class action in this Court, which was assigned Case No. 10-cv-4422. The Complaint in that action named as defendants each of the Defendants in the instant case, contained allegations substantively identical to the Complaint in the instant action, and pleaded the same claims as the Complaint in the instant action. Case No. 10-cv-4422 was dismissed voluntarily by Plaintiff on September 7, 2010.

2. Plaintiff refiled his action in the Circuit Court of Cook County, Illinois, on September 13, 2010. On October 13, 2010, Defendants timely removed that action to this Court pursuant to SLUSA.

3. The Complaint in this action is pleaded in three counts. Count I of the Complaint purports to assert a claim against the Individual Defendants, each of whom is a Trustee of the Fund, for alleged breach of fiduciary duty. Count II of the Complaint purports to assert a claim against the Fund, Calamos Advisers, LLC and Calamos Asset Management for aiding and

abetting the asserted breach of fiduciary duty alleged in Count I. Finally, Count III of the Complaint purports to assert a claim against the Fund, Calamos Advisors LLC and Calamos Asset Management, Inc. for unjust enrichment.

4. The Complaint fails to state a claim upon which relief can be granted against any of the Defendants, and should be dismissed as to each Defendant, in that the claims asserted in the Complaint are precluded by SLUSA. SLUSA precludes actions meeting the following four conditions: (1) the underlying suit is a "covered class action"; (2) the action is based upon state statutory or common law; (3) the action concerns a "covered security"; and (4) the case alleges "a[n] untrue statement or omission of a material fact in connection with the purchase or sale of a covered security," or that the defendant "used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security." 15 U.S.C. § 77p(b), (c); 15 U.S.C. § 78 bb(f)(1), (2). Each of the requirements for preclusion under SLUSA is met in this case.

5. In the alternative, with respect to any claims that the Court may find are not precluded by SLUSA and which are derivative in nature, such claims fail to state a claim upon which relief can be granted and should be dismissed pursuant to Rule 12(b)(6) and Rule 23.1 of the Federal Rules of Civil Procedure for failure to allege demand on the Board of Trustees of the Fund, or to state with particularity the reasons Plaintiff should be excused from making demand.

6. In the alternative, with respect to any claims that the Court may find are not precluded by SLUSA,

(a) Count I of the Complaint fails to state a claim upon which relief can be granted against the Individual Defendants and should be dismissed pursuant to Rule 12(b)(6) in that, as a matter of law, the Individual Defendants do not owe the duties alleged in Count I or, if they do owe such duties, the facts alleged fail to state a claim for breach;

(b) Count II of the Complaint fails to state a claim upon which relief can be granted against the Fund, Calamos Advisors LLC and/or Calamos Asset Management, Inc. and should be dismissed pursuant to Rule 12(b)(6) in that (i) the Complaint fails to plead a claim for breach of fiduciary duty by the Individual Defendants, upon which the claim asserted in Count II is predicated, and (ii) the Complaint fails to adequately allege that the Fund, Calamos Advisors LLC and/or Calamos Asset Management, Inc. aided and abetted a breach of fiduciary duty;

(c) Count III of the Complaint fails to state a claim upon which relief can be granted against the Fund, Calamos Advisors LLC and/or Calamos Asset Management, Inc. and should be dismissed pursuant to Rule 12(b)(6) in that the Complaint fails to allege facts necessary to plead a cause of action for unjust enrichment.

7. In further support of their Motion, the Defendants respectfully refer the Court to the following memoranda submitted herewith:

(a) Defendants' proposed Omnibus Memorandum in Support of Defendants' Joint Motion to Dismiss the Complaint, addressing grounds for dismissal pursuant to SLUSA, which is oversize and is the subject of a motion for leave to file *instanter*;

(b) The Fund Defendants' Supplemental Memorandum in Support of Joint Motion to Dismiss the Complaint, which addresses the grounds, in the alternative to SLUSA, for the dismissal of all claims in the Complaint against the Fund Defendants; and

(c) The Calamos Defendants' Supplemental Memorandum in Support of Joint Motion to Dismiss the Complaint, which addresses the grounds, in the alternative to SLUSA, for the dismissal of the Complaint as to those Defendants.

WHEREFORE, for the reasons stated herein and in the aforementioned proposed Omnibus and Supplemental Memoranda, Defendants respectfully request that the Court dismiss the Complaint of Plaintiff Christopher Brown with prejudice, and that the Court grant Defendants their costs of suit and such other relief as the Court deems just and proper.

Dated: November 4, 2010

Defendants Weston W. Marsh, Joe F. Hanauer, John E. Neal, William R. Rybak, Stephen B. Timbers, David D. Tripple, and Calamos Convertible Opportunities and Income Fund

By: /s/ John W. Rotunno
One of their attorneys

John W. Rotunno
Paul J. Walsen
Molly K. McGinley
K&L GATES LLP
70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207
Telephone: 312.372.1121
Facsimile: 312.827.8000

Defendants John P. Calamos, Sr., Calamos Advisors, LLC, and Calamos Asset Management, Inc.

By: /s/ Kevin B. Dreher
One of their attorneys

Kevin B. Dreher
MORGAN, LEWIS & BOCKIUS LLP
77 West Wacker Drive
Chicago, Illinois 60601-5094
Telephone: 312.324.1000
Facsimile: 312.324.1001

Christian J. Mixter (*pro hac vice* motion pending)
Patrick D. Conner (*pro hac vice* motion pending)
MORGAN, LEWIS & BOCKIUS LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004-2541
Telephone: 202.739.3000
Facsimile: 202.739.3001

CERTIFICATE OF SERVICE

The undersigned, an attorney, certifies that he caused the foregoing *Defendants' Joint Motion to Dismiss the Complaint* to be served automatically via CM/ECF to the following counsel of record:

Carol V. Gilden
Cohen Milstein Sellers & Toll PLLC
190 South LaSalle Street, Suite 1705
Chicago, Illinois 60603

Steven J. Toll
Joshua S. Devore
Joshua M. Kolsky
Cohen Milstein Sellers & Toll PLLC
1100 New York Avenue, NW
Suite 500, West Tower
Washington, DC 20005

Lynn L. Sarko
Keller Rohrback, P.L.C.
1201 Third Avenue, Suite 3200
Seattle, Washington 98101

Gary Gotto
James A. Bloom
Keller Rohrback, P.L.C.
3101 North Central Avenue, Suite 1400
Phoenix, Arizona 85012

/s/ John W. Rotunno
John W. Rotunno

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

CHRISTOPHER BROWN, individually and on behalf of all others similarly situated, Plaintiff, v. JOHN P. CALAMOS, SR., Trustee of the Calamos Convertible Opportunities and Income Fund, et al., Defendants.	)	Case No. 10-cv-6558 Judge Elaine E. Bucklo Magistrate Judge Sheila M. Finnegan

FUND DEFENDANTS' SUPPLEMENTAL MEMORANDUM
IN SUPPORT OF JOINT MOTION TO DISMISS

Defendants Weston W. Marsh, Joe F. Hanauer, John E. Neal, William R. Rybak, Stephen B. Timbers, David D. Tripple (collectively, the "Independent Trustees") and Calamos Convertible Opportunities and Income Fund (together with the Independent Trustees, the "Fund Dependants") have joined with defendants John P. Calamos, Sr., Calamos Advisors LLC and Calamos Asset Management, Inc. (the "Calamos Defendants") in the submission of a proposed Omnibus Memorandum in support of their Joint Motion to Dismiss the Complaint on the ground that the claims asserted therein are precluded by the Securities Litigation Uniform Standards Act of 1998, 15 U.S.C. §77p, §78bb ("SLUSA"). The Fund Defendants respectfully submit this Supplemental Memorandum in support of the alternative grounds set forth in the Joint Motion to Dismiss seeking the dismissal, as to them, of any claims in the Complaint that may survive SLUSA preclusion. Those alternative grounds are as follows: (i) that any claims derivative in nature should be dismissed pursuant to Rule 12(b)(6) and Rule 23.1 of the Federal Rules of Civil Procedure for failure to allege demand on the Board of Trustees of the Fund, or to state with particularity the reasons Plaintiff should be excused from making demand; (ii) as to Count I of the Complaint, that dismissal pursuant to Rule 12(b)(6) is required in that, as a matter of law, the Independent Trustees do not owe the duties alleged in Count I or, if they do owe such duties, the facts alleged fail to state a claim for breach; and (iii) as to Counts II and III of the Complaint, that such counts fail to state a claim upon which relief can be granted against the Fund.[1]

I. ANY CLAIMS SURVIVING SLUSA PRECLUSION THAT ARE DERIVATIVE IN NATURE MUST BE DISMISSED FOR FAILURE TO COMPLY WITH THE DEMAND REQUIREMENT

As discussed in Section II. A. of Defendants' proposed Omnibus Memorandum, the Complaint in this case does not plead an "exclusively derivative" action within the meaning of the exception from SLUSA preclusion set forth in 15 U.S.C. §78bb(f)(5)(C), and that exception therefore has no application. However, if any of the claims in the Complaint could be construed so as to avoid SLUSA preclusion, any surviving claims based upon injuries ostensibly sustained *by the Fund* as a consequence of the redemption of the AMPS would be derivative in nature. *See* the authorities cited in Defendants' proposed Omnibus Memorandum at 13-14. Such asserted injuries to the Fund are alleged in Complaint Paragraphs 29 (redemption of AMPS at prices exceeding "market value"); 31 (a)-(c) and 34 (a) (debt financing at assertedly higher cost to the

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[1] Although the law in this area is unsettled, a very recent decision on the subject holds that "a federal court may exercise supplemental jurisdiction over any claims not preempted by SLUSA, in an action in which certain state law claims are preempted, pursuant to 28 U.S.C. § 1367(a)." *Feiner Family Trust v. Xcelera Inc.*, No. 10 C 3431, 2010 WL 3184482, *5 (S.D.N.Y. Aug. 9, 2010). Alternatively, this Court may choose to remand any remaining claims to the Circuit Court. *Winne v. The Equitable Life Assurance Society of the United States*, 315 F.Supp. 2d 404, 416 (S.D.N.Y. 2003) (claims not precluded by SLUSA may be adjudicated by federal court or remanded to state court). Defendants respectfully submit that the interests of judicial economy would be served by this Court's retention of jurisdiction over any claims that might for some reason survive SLUSA preclusion, and therefore have raised their alternative grounds for dismissal in this Court. Defendants also believe it is appropriate for them to state their alternative grounds for dismissal at this time so that Plaintiff cannot later assert, in the event one or more claims are remanded to state court, that those grounds somehow have been waived.

Fund, and on otherwise less favorable terms, than AMPS); 34 (b)-(d) (reduced Fund cash flow); and 57 (fees and other payments made by the Fund). It would be necessary to dismiss any such claims for failure to make and plead demand upon the Board of the Fund prior to filing suit, or to state with particularity the reasons why Plaintiff failed to make demand, as required by Rule 23.1 of the Federal Rules of Civil Procedure, Delaware Chancery Court Rule 23.1, and Illinois' demand statute, Section 7.80(b) of the Business Corporation Act of 1983 (805 ILCS 5/7.80(b)).

The requirement of shareholder demand prior to the assertion of derivative claims is more than a pleading requirement; it is a substantive right of the shareholders and directors. *In re Abbott Laboratories Derivative Shareholders Litigation,* 325 F.3d 795, 804 (7th Cir. 2003).[2] "Because directors are empowered to manage, or direct the management of, the business and affairs of the corporation, the right of a stockholder to prosecute a derivative suit is limited to situations where the stockholder has demanded that the directors pursue the corporate claim and they have wrongfully refused to do so or where demand is excused because the directors are incapable of making an impartial decision regarding such litigation." *Rales v. Blasband,* 634 A.2d 927, 932 (Del. 1993) (citation omitted). Pursuant to Rule 23.1 of the Federal Rules of Civil Procedure, a plaintiff asserting a claim derivatively must "allege with particularity the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors. . .and the reasons for the plaintiff's failure to obtain the action or for not making the effort." *In re Abbott,* 325 F.3d at 803-04 (citing Fed. R. Civ. P. 23.1). Where, as here, demand has *not* been made, the

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[2] The law of the state of incorporation controls these substantive rights and governs what excuses are adequate for failure to make demand. *Id.* (citing *Kamen v. Kemper Fin. Servs., Inc.*, 500 U.S. 90, 98-99 (1991)). Accordingly, in a case involving a Delaware statutory trust, a court will look to the law of Delaware to determine whether the allegations of the complaint are sufficient to meet the substantive requirements of pre-suit demand. *See Hale v. China Online, Inc.*, No. 08 C 5548, 2009 WL 2601357, *3 (N.D. Ill. Aug. 21, 2009).

action must be dismissed unless the shareholder alleges, *with particularity*, facts sufficient to establish that demand would be futile, and thus should be excused, because a majority of the board is unable to respond objectively to a demand. *Aronson v. Lewis*, 473 A.2d 805, 815 (Del. 1984) (overruled on other grounds). Plaintiff has not alleged any facts supporting demand futility. Accordingly, any claims surviving SLUSA preclusion that are derivative in nature should be dismissed.

II. COUNT I OF THE COMPLAINT FAILS TO STATE A CLAIM AGAINST THE INDEPENDENT TRUSTEES FOR BREACH OF FIDUCIARY DUTY

Count I of the Complaint asserts that the Trustees breached asserted fiduciary duties to the common shareholders of the Fund by authorizing redemption of the AMPS. (Compl. ¶ 3) Plaintiff's bases for this charge are wholly conclusory (*id.*), unsupported (the Complaint nowhere alleges, for example, that any of the Trustees owned AMPS so as to have benefited personally from the redemptions), or speculative ("they did so ... ***likely*** as an attempt to placate their investment banks and brokers ...," Compl. ¶ 27 (emphasis added)). Such allegations do not meet even the basic pleading standards set forth in *Bell Atl. Corp. v. Twombly*, 550 U.S. 544 (2007), and its progeny. *See SEC v. Benger*, 697 F. Supp. 2d 932, 937 (N.D. Ill. 2010) (citing *Twombly*, 550 U.S. at 555). "Factual allegations must be enough to raise a right to relief above the speculative level." *Twombly*, 550 U.S. at 555. "[A] complaint must contain sufficient factual matter, accepted as true, to state a claim to relief that is plausible on its face." *Ashcroft v. Iqbal*, 129 S.Ct. 1937, 1949 (2009) (citations omitted).

Under the pleading standards set by the Supreme Court, a complaint that pleads facts "merely consistent with a defendant's liability. . . stops short of the line between possibility and plausibility of entitlement to relief." *Id.* Furthermore, conclusory allegations and formulaic recitations of the elements of a given claim will not suffice. *Twombly*, 550 U.S. at 555; *see also*

Iqbal, 129 S.Ct. at 1949 ("a complaint [does not] suffice if it tenders 'naked assertion[s]' devoid of 'further factual enhancement' "). A court need not accept as true conclusions of law, conclusions unsupported by the facts alleged, or unwarranted factual inferences. *Twombly*, 550 U.S. at 555. Here, the Complaint is devoid of well pleaded factual allegations giving rise to a reasonable inference that the Independent Trustees' authorization of the AMPS' redemption constituted a breach of fiduciary duty, rather than a reasoned exercise of their business judgment. Consequently, Count I of the Complaint fails to state a claim for breach of fiduciary duty.

Moreover, as a Delaware statutory trust (Compl. ¶1), the Fund has taken steps to protect its Trustees from baseless claims of the sort asserted in this case. The governing instrument of a Delaware statutory trust defines the duties and liability, if any, of trustees for breach of fiduciary duties. *Cargill, Inc. v. JWH Special Circumstance LLC*, 959 A.2d 1096, 1112 (Del. Ch. 2008). Under the Delaware Statutory Trust Act (the "Act"):

> "A governing instrument may provide for the limitation or elimination of any and all liabilities for breach of contract and breach of duties (including fiduciary duties) of a trustee, . . . to a statutory trust or to another trustee or beneficial owner . . . provided, that a governing instrument may not limit or eliminate liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing."

12 Del. C. § 3806(e).

The Amended and Restated Agreement and Declaration of Trust (the "Declaration") is the governing instrument of the Fund.[3] Pursuant to the authority conferred by the Delaware

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[3] The Declaration, effective on September 13, 2006 (see Exhibit 99a.1 to Amendment to Registration Statement filed with the SEC on Form N-2, February 22, 2008, *available at* http://www.sec.gov/Archives/edgar/data/1171471/000095013708002621/c19270a2exv9968995ex99-a_1.txt), is in all respects discussed in this section identical to the Fund's original Agreement and Declaration of Trust dated April 17, 2002, Exhibit 99a.1 to the Fund's Registration Statement filed on April 22, 2002, *available at*

Statutory Trust Act, Article IX, Section 9 of the Declaration excludes fiduciary or other standards, as well as limitations on the acts or powers of the Trustees, inconsistent with the authority, powers and limitations of liability established in the Declaration:

> "Applicable Law. This Declaration and the Trust created hereunder are governed by and construed and administered according to the Delaware Act and the applicable laws of the State of Delaware; provided, however, that *there shall not be applicable to the Trust, the Trustees* or this Declaration of Trust . . . *any provisions of the laws (statutory or common) of the State of Delaware* (other than the Delaware Act) *pertaining to trusts which relate to or regulate . . . the establishment of fiduciary or other standards of responsibilities or limitations on the acts or powers of trustees, which are inconsistent with the limitations of liabilities or authorities and powers of the Trustees* set forth or referenced in this Declaration." (Emphasis supplied)

The Complaint in this case completely ignores the governing Declaration, instead alleging that the Trustees were subject to and breached asserted fiduciary duties "not to unfairly favor the interest of one class of shareholders over another;" "not to cause one class of shareholders to receive a benefit greater than that to which they are entitled at the expense of another class of shareholders;" and "not to engage in conduct that frustrates the ability of the common shareholders to realize the benefits of an investment in the Fund . . . ." (Compl. ¶¶ 42-45) Plaintiff cannot state a state a claim for breach of any such asserted "fiduciary duties" which would conflict with, and would impose limitations upon, the authorities and powers granted to the Trustees under the Declaration, which include the authority and power "[t]o borrow money;" "[t]o. . . *redeem*. . . Shares;" "to establish terms and conditions regarding. . .*redemption*. . .of. . .Shares;" and "to apply to any such. . .*redemption*. . .of Shares *any funds or property of the Trust.*

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http://www.sec.gov/Archives/edgar/data/1171471/000095013702002336/c68995ex99-a_1.txt. The Court may consider the Declaration in ruling on the Fund Defendant's Motion to Dismiss. *See* Defendants' Omnibus Memorandum at 4, n. 3.

. . ." (Declaration Art. II, Section 2(f), (v)) (emphasis supplied) Count I should be dismissed for this additional reason.[4]

As permitted by the Section 3806(e) of the Act, the Declaration also narrowly limits the liability of the Fund's Trustees:

> "Provided they have exercised reasonable care and have acted under the reasonable belief that their actions are in the best interest of the Trust, *the Trustees* and officers of the Trust *shall not be responsible for any act or omission or for neglect or wrongdoing*. . . [except] liability . . . to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office."

(Declaration Art. IV, Section 2 (emphasis supplied)) Thus, even if the Trustees owed the "fiduciary duties" alleged in Count I, no liability for breach of any such duties could exist absent "willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of [their] office." *Id.* Here, Plaintiff has failed to allege that any of the Trustees' actions violated this standard.

Moreover, the business judgment rule serves to protect the role of the Board of a Delaware business entity as the ultimate manager of its affairs. The rule operates "to preclude a court from imposing itself unreasonably on the business and affairs" of a business entity. *Shaper v. Bryan*, 371 Ill. App. 3d 1079, 1086-87, 864 N.E. 2d 876, 883, 309 Ill. Dec. 635, 642 (1st Dist.

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[4] As noted above, Section 3806(e) of the Act prohibits a Delaware statutory trust from limiting or eliminating the implied contractual covenant of good faith and fair dealing. 12 Del. C. §3806(e). General allegations of bad faith do not state a cognizable claim for breach of the covenant of good faith and fair dealing. *Kelly v. Blum*, No. 4516-VCP, 2010 WL 629850, *13 (Del. Ch. Feb. 24, 2010) (interpreting identical language in the Delaware Revised Uniform Limited Partnership Act, 6 Del. C §17-1101(f)). Instead, a plaintiff must allege a specific implied contractual obligation, a breach of that obligation by the defendant, and resulting damages. *Id.* Here, Plaintiff has not attempted to allege a breach of the covenant of good faith and fair dealing, nor does the Complaint contain any allegations supporting such a claim.

2007) (applying Delaware law); *Off v. Ross*, No. 3468-VCP, 2008 WL 5053448, *11 (Del. Ch. Nov. 26, 2008) (applying the business judgment rule to a Delaware Statutory Trust). Pursuant to the business judgment rule, the Trustees are afforded a strong presumption that they "acted independently, with due care, in good faith, and in the honest belief that its actions were in the best interests of the stockholders." *Off*, 2008 WL 5053448 at *11. To rebut this presumption, Plaintiff would be required to allege with particularity "fraud, bad faith or self-dealing in the usual sense of personal profit or betterment" on the part of the Trustees. *Shaper,* 371 Ill. App. 3d at 1087, 846 N.E. 2d at 884, 309 Ill. Dec. at 643 (citing *In re The Walt Disney Company*, 907 A.3d at 747). The Complaint contains no well-pleaded allegations that could possibly meet this standard.

At the end of the day, shorn of its allegations of misrepresentation, Plaintiff's Complaint is that the Trustees made a business decision to replace the AMPS with a different form of leverage, a decision with which the Plaintiff disagrees.[5] Such business decisions are the province of the board, and generally are not subject to review on their merits by courts. *See, e.g.*, *Weiss v. Samsonite Corp.*, 741 A.2d 366, 372 (Del. Ch. 1999) (board's decision to structure a transaction in a particular manner was "not for this Court to decide, because questions concerning the structure of a transaction, or what the resulting debt to equity ratio of the firm should be, are reserved to the board"); *Bergeron v. Ridgewood Securities Corp.*, 610 F. Supp. 2d 113 (D. Mass. 2009) (applying Delaware law) (holding that selection of investments by a Delaware Statutory

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5 Plaintiff also contends that the AMPS should not have been redeemed at their full liquidation preference. (Compl. ¶ 43) What this overlooks is that the AMPS could not be redeemed *except* at their liquidation preference. *See* Prospectus, Calamos Convertible Opportunities and Income Fund, filed with the SEC on November 13, 2003, at 41 (referenced in paragraph 2 of the Complaint), *available at* http://www.sec.gov/Archives/edgar/data/1171471/000095013703005922/c79259fe497.txt (stating the "price per share will be $25,000 per share, plus an amount equal to the accumulated but unpaid dividends thereon" in the event the Fund redeems AMPS "without the consent of the holders of AMPS").

Trust would be protected by the business judgment rule). Count I of the Complaint therefore should be dismissed for failure to state a claim for breach of fiduciary duty.

III. COUNTS II AND III OF THE COMPLAINT FAIL TO STATE CLAIMS AGAINST THE FUND

Counts II and III of the Complaint purport to assert claims for aiding and abetting breach of fiduciary duty and unjust enrichment, respectively, against the "Calamos Defendants," a term which is defined to include the Fund. (Compl. ¶ 6C) Whether the inclusion of the Fund in these Counts was deliberate or unintentional, it surely is illogical. The Complaint alleges that the Fund is managed by the Individual Defendants (Compl. ¶ 6), and that their decision to authorize the redemption of the AMPS was not in the interest of the Fund (Compl. ¶ 27) – – allegations which contradict any contention that the Fund somehow "willfully and knowingly" *aided and abetted* a supposed breach of fiduciary duty. Count III, in turn, seeks to recover *from* the Fund fees *paid by the Fund* to Calamos Advisors LLC or Calamos Asset Management, Inc. But how could the Fund have been "unjustly enriched" by fees *it* paid? The Complaint offers no explanation.

In further support of its motion to dismiss Counts II and III of the Complaint, the Fund adopts and incorporates by reference the arguments set forth in the Calamos Defendants' Supplemental Memorandum in Support of Joint Motion to Dismiss, which further demonstrate the pleading deficiencies in those Counts and support the dismissal of Counts II and III of the Complaint as to the Fund, as well.

CONCLUSION

The Fund Defendants respectfully request that in the event the Complaint is not dismissed in its entirety pursuant to SLUSA, the Court enter an Order dismissing any claims surviving SLUSA preclusion with prejudice for the reasons stated herein, and grant the Fund Defendants such other relief as the Court deems proper.

Dated: November 4, 2010

Respectfully submitted,

Weston W. Marsh, Joe F. Hanauer, John E. Neal, William R. Rybak, Stephen B. Timbers, David D. Tripple, and the Calamos Convertible Opportunities and Income Fund

By: /s/ John W. Rotunno
One of Their Attorneys

John W. Rotunno
Paul J. Walsen
Molly K. McGinley
K&L GATES LLP
70 West Madison Street, Suite 3100
Chicago, Illinois 60602
(312) 372.1121
(312) 345.9060

CERTIFICATE OF SERVICE

The undersigned, an attorney, certifies that he caused the foregoing *Fund Defendants' Supplemental Memorandum in Support of Joint Motion to Dismiss* to be served automatically via CM/ECF to the following counsel of record:

Carol V. Gilden
Cohen Milstein Sellers & Toll PLLC
190 South LaSalle Street, Suite 1705
Chicago, Illinois 60603

Steven J. Toll
Joshua S. Devore
Joshua M. Kolsky
Cohen Milstein Sellers & Toll PLLC
1100 New York Avenue, NW
Suite 500, West Tower
Washington, DC 20005

Lynn L. Sarko
Keller Rohrback, P.L.C.
1201 Third Avenue, Suite 3200
Seattle, Washington 98101

Gary Gotto
James A. Bloom
Keller Rohrback, P.L.C.
3101 North Central Avenue, Suite 1400
Phoenix, Arizona 85012

/s/ John W. Rotunno
John W. Rotunno

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

CHRISTOPHER BROWN, individually and on behalf of all others similarly situated, Plaintiff, v. JOHN P. CALAMOS, SR., Trustee of the Calamos Convertible Opportunities and Income Fund, et al., Defendants.	)	Case No. 10-cv-6558 Judge Elaine E. Bucklo Magistrate Judge Sheila M. Finnegan

DEFENDANTS' UNCONTESTED MOTION FOR LEAVE TO FILE
***INSTANTER* OMNIBUS MEMORANDUM IN EXCESS OF FIFTEEN PAGES**

Pursuant to Local Rule 7.1, Defendants Weston W. Marsh, Joe F. Hanauer, John E. Neal, William R. Rybak, Stephen B. Timbers, David D. Tripple (collectively, the "Independent "Trustees") and Calamos Convertible Opportunities and Income Fund (together with the Independent Trustees, the "Fund Defendants"), by their attorneys, and defendants John P. Calamos, Sr., Calamos Advisors LLC, and Calamos Asset Management, Inc. (collectively, the "Calamos Defendants"), by their attorneys, respectfully move the Court for leave to file *instanter* their proposed Omnibus Memorandum in Support of Defendants' Joint Motion to Dismiss (the "Omnibus Memorandum"), which exceeds 15 pages. All ten Defendants named in the Complaint join in the Omnibus Memorandum, the substantative content of which is approximately 20 pages in length. A copy of Defendants' proposed Omnibus Memorandum is submitted with this Motion for Leave to File.

In support of their Motion for Leave to File, Defendants state as follows:

1. On July 15, 2010, the Plaintiff in this action, Christopher Brown, filed a putative class action in this Court, which was assigned Case No. 10-cv-4422. The Complaint in that action named as defendants each of the Defendants in the instant case, contained allegations substantively identical to the Complaint in the instant action, and pleaded the same claims as the Complaint in the instant action. Case No. 10-cv-4422 was dismissed voluntarily by Plaintiff on September 7, 2010.

2. Plaintiff refiled his action in the Circuit Court of Cook County, Illinois, on September 13, 2010. On October 13, 2010, Defendants timely removed that action to this Court pursuant to Securities Litigation Uniform Standards Act of 1998, 15 U.S.C. §§ 77p(b), (c) and 78bb(f)(1), (2) ("SLUSA").

3. The three-count Complaint in this case purports to be brought on behalf of a putative class of owners of common shares of the Calamos Convertible Opportunities and Income Fund (the "Fund"). Count I of the Complaint purports to assert a claim against the Independent Trustees and John P. Calamos, Sr., for breach of fiduciary duty. Count II of the Complaint purports to assert a claim against the Fund, Calamos Advisors LLC, and Calamos Asset Management, Inc. for aiding and abetting the alleged breach of fiduciary duty. Finally, Count III of the Complaint purports to assert an unjust enrichment claim against the same Defendants named in Count II.

4. In the interest of efficiency, the Defendants in this action have filed a single Joint Motion to Dismiss the Complaint, which was timely filed with the Court on November 4, 2010, pursuant to an agreed schedule previously entered by the Court. The Joint Motion to Dismiss seeks the dismissal of the Complaint with prejudice on the ground that the claims asserted therein are precluded by SLUSA. The Joint Motion to Dismiss also seeks, in the alternative, the

dismissal of any claims the Court may find are not precluded by SLUSA on several grounds set forth in the Joint Motion. One of those alternative grounds for dismissal relates to the claims asserted against all Defendants, and others are specific to the Defendants named in particular Counts of the Complaint.

5. Rather than filing multiple, potentially repetitive briefs addressing common allegations and grounds for dismissal, all Defendants have joined in the proposed Omnibus Memorandum, which describes the background of the case, summarizes Plaintiff's allegations, and addresses the primary, common ground for dismissal asserted in the Joint Motion to Dismiss the Complaint -- SLUSA preclusion. In addition, both groups of Defendants have prepared and filed short Supplemental Memoranda addressing allegations directed to that group of Defendants (the "Supplemental Memoranda"). However, in the event the Court concludes that dismissal is proper for the reasons set forth in the Omnibus Memorandum (*i.e.*, SLUSA preclusion), it will be unnecessary for the Court to consider the Supplemental Memoranda.

6. The Supplemental Memoranda collectively total approximately 20 pages. Consequently, if leave to submit the proposed Omnibus Memorandum is granted, the total length of the memoranda submitted by all ten Defendants will approximate 40 pages.

7. Defendants have submitted, and seek leave to file *instanter*, their Omnibus Memorandum for the purpose of minimizing the total length of Defendants' submissions and avoiding unnecessary duplication of arguments. The interests of justice, judicial efficiency, and economy would be served by granting Defendants leave to file their Omnibus Memorandum. Defendants have diligently endeavored to limit the length of their proposed Omnibus Memorandum.

8. Counsel for the Calamos Defendants has consulted with counsel for Plaintiff, and has been advised that Plaintiff does not object to the relief requested in this motion.

WHEREFORE, the Fund Defendants and the Calamos Defendants respectfully request that the Court grant them leave to file *instanter* their Omnibus Memorandum on behalf of all named Defendants.

Dated: November 4, 2010

Defendants Weston W. Marsh, Joe F. Hanauer, John E. Neal, William R. Rybak, Stephen B. Timbers, David D. Tripple, and Calamos Convertible Opportunities and Income Fund

By: /s/ John W. Rotunno
One of their attorneys

John W. Rotunno
Paul J. Walsen
Molly K. McGinley
K&L GATES LLP
70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207
Telephone: 312.372.1121
Facsimile: 312.827.8000

Defendants John P. Calamos, Sr., Calamos Advisors, LLC, and Calamos Asset Management, Inc.

By: /s/ Kevin B. Dreher
One of their attorneys

Kevin B. Dreher
MORGAN, LEWIS & BOCKIUS LLP
77 West Wacker Drive
Chicago, Illinois 60601-5094
Telephone: 312.324.1000
Facsimile: 312.324.1001

Christian J. Mixter (*pro hac vice* motion pending)
Patrick D. Conner (*pro hac vice* motion pending)
MORGAN, LEWIS & BOCKIUS LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004-2541
Telephone: 202.739.3000
Facsimile: 202.739.3001

CERTIFICATE OF SERVICE

The undersigned, an attorney, certifies that he caused the foregoing *Defendants' Joint Motion for Leave to File Instanter Omnibus Memorandum in Excess of Fifteen Pages*, together with the proposed *Omnibus Memorandum in Support of the Fund Defendants' and the Calamos Defendants' Joint Motion to Dismiss Pursuant to SLUSA*, to be served automatically via CM/ECF to the following counsel of record:

Carol V. Gilden
Cohen Milstein Sellers & Toll PLLC
190 South LaSalle Street, Suite 1705
Chicago, Illinois 60603

Steven J. Toll
Joshua S. Devore
Joshua M. Kolsky
Cohen Milstein Sellers & Toll PLLC
1100 New York Avenue, NW
Suite 500, West Tower
Washington, DC 20005

Lynn L. Sarko
Keller Rohrback, P.L.C.
1201 Third Avenue, Suite 3200
Seattle, Washington 98101

Gary Gotto
James A. Bloom
Keller Rohrback, P.L.C.
3101 North Central Avenue, Suite 1400
Phoenix, Arizona 85012

/s/ John W. Rotunno
John W. Rotunno

Exhibit A

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

CHRISTOPHER BROWN, individually and on behalf of all others similarly situated, Plaintiff,	)	Case No. 10-cv-6558
v.	)	Judge Elaine E. Bucklo
JOHN P. CALAMOS, SR., Trustee of the Calamos Convertible Opportunities and Income Fund, et al., Defendants.	)	Magistrate Judge Sheila M. Finnegan

OMNIBUS MEMORANDUM IN SUPPORT OF THE FUND DEFENDANTS' AND THE CALAMOS DEFENDANTS' JOINT MOTION TO DISMISS PURSUANT TO SLUSA

John W. Rotunno
Paul J. Walsen
Molly K. McGinley
K&L GATES LLP
70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207
Telephone: 312.372.1121
Facsimile: 312.827.8000

Attorneys for defendants Weston W. Marsh, Joe F. Hanauer, John E. Neal, William R. Rybak, Stephen B. Timbers, David D. Tripple and the Calamos Convertible Opportunities and Income Fund

Kevin B. Dreher
MORGAN, LEWIS & BOCKIUS LLP
77 West Wacker Drive
Chicago, Illinois 60601-5094
Telephone: 312.324.1000
Facsimile: 312.324.1001

Christian J. Mixter (*pro hac vice* motion pending)
Patrick D. Conner (*pro hac vice* motion pending)
MORGAN, LEWIS & BOCKIUS LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004-2541
Telephone: 202.739.3000
Facsimile: 202.739.3001

Attorneys for defendants John P. Calamos, Sr., Calamos Advisors LLC and Calamos Asset Management, Inc.

TABLE OF CONTENTS

TABLE OF AUTHORITIES

Page(s)

Cases

Statutes

Other Authorities

Page(s)

Defendants Weston W. Marsh, Joe F. Hanauer, John E. Neal, William R. Rybak, Stephen B. Timbers, David D. Tripple (collectively, the "Independent Trustees"), and the Calamos Convertible Opportunities and Income Fund (together with the Independent Trustees, the "Fund Defendants"), by their attorneys, and defendants John P. Calamos, Sr., Calamos Advisors LLC and Calamos Asset Management, Inc. (the "Calamos Defendants"), by their attorneys, have joined in moving to dismiss the Complaint of Christopher Brown on the ground that the claims asserted in the Complaint are precluded by the Securities Litigation Uniform Standards Act 15 U.S.C. § 77p(b), § 78bb (f)(l) ("SLUSA"), and therefore must be dismissed pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure.[1] The Fund Defendants and the Calamos Defendants respectfully submit this Omnibus Memorandum in support of their motion to dismiss under SLUSA.

PRELIMINARY STATEMENT

Plaintiff Christopher Brown purports to sue on behalf of a putative class comprised of common shareholders of the Calamos Convertible Opportunities and Income Fund, a Delaware statutory trust and a closed-end investment company (the "Fund" or the "Trust") registered under the Investment Company Act of 1940, as amended (the "ICA"). (Compl. ¶¶ 1, 6(k), 9) Plaintiff's claims attack decisions by the Fund's Board of Trustees to authorize the redemption of certain preferred shares of the Fund, known as auction market preferred shares ("AMPS"),

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[1] The Fund Defendants and the Calamos Defendants also have moved to dismiss any claims that may survive SLUSA preclusion on various alternative grounds. Those alternative grounds are the subject of separate, supplemental memoranda filed by the Fund Defendants and the Calamos Defendants on November 4, 2010.

previously used to provide financial leverage for the Fund.[2] Plaintiff alleges that he, and the other common shareholders of the Fund, were damaged by the redemption because debt financing substituted for the AMPS ostensibly is a less favorable form of financial leverage.

As explained more fully in the Fund Defendants' Supplemental Memorandum submitted herewith, the decision to authorize redemption of the AMPS was well within the Trustees' powers and responsibilities. Those powers and responsibilities are protected by the business judgment rule and are further defined in the organic documents of the Trust, which also afford specific protections to the Trustees' exercise of their judgment. In an attempt to circumvent these protections, including the demand requirement applicable to derivative cases charging trustees or directors with breach of fiduciary duty, Plaintiff has elected to file a class action complaint that simply ignores them. This maneuver, however, has steered Plaintiff directly into the path of SLUSA, which requires dismissal of this putative class action.

PLAINTIFF'S ALLEGATIONS

Plaintiff Brown alleges that he has been an owner of common shares of the Fund since 2006. (Compl. ¶ 5) Brown further alleges that the primary investment objective of the shares he purchased, as stated by the Fund in reports filed with the Securities and Exchange Commission (the "SEC"), "is to provide total return through a 'combination of capital appreciation and current income,'" and that a "key" to the Fund's successful financial performance is its use of leverage. (Compl. ¶¶ 10, 13) At the time of his purchase of common shares, this leverage was provided by AMPS issued by the Fund, which Brown alleges provided the Fund with very

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[2] The Complaint refers to the auction rate preferred shares issued by the Fund by two different acronyms, "AMPS" and "ARS." In the interest of clarity and consistency, this Memorandum will refer to the shares as "AMPS."

favorable, perpetual financing. (Comp. ¶¶ 2, 12) The beneficial effect of this leverage was "reflected in the Fund's regular cash distributions to common shareholders and described in the Fund's regular reports to its shareholders." (Compl. ¶ 13)

A central theme of the Complaint is that the Fund purportedly represented publicly that the leverage provided by AMPS was perpetual, and that common shareholders therefore would enjoy its benefits indefinitely. Thus, the Fund is alleged to have made public statements indicating that "one of the significant benefits of. . .[an]. . .investment" in common shares was "leverage that would continue indefinitely, because. . .the term of the AMPS was perpetual." (Compl. ¶ 13) The Fund also is alleged to have represented publicly that AMPS conferred unique benefits upon the Fund (and through the Fund, upon common shareholders) in that "[t]he perpetual nature of the AMPS makes them, in that respect, a more attractive source of leverage than borrowing, which by its terms must be repaid or refinanced at or before a stated maturity date." (Compl. ¶ 31)

The holders of the AMPS were entitled, as preferred shareholders, to receive a regular dividend payment from the Fund based on a rate that was reset periodically through an auction process in which AMPS could be purchased and sold. (Compl. ¶ 2) However, during the unprecedented economic downturn of 2008 the periodic auctions failed beginning in February of that year, and have continued to fail to date. The collapse of the auction market left the Fund's preferred shareholders with illiquid investments. (Compl. ¶¶ 21-22)

The AMPS liquidity crisis prompted putative class action lawsuits brought by preferred shareholders, including a putative class action suit filed against another Calamos closed-end fund, *Miller v. Calamos Global Dynamic Income Fund, et al.*, United States District Court for the Southern District of New York, Case No. 08 Civ. 3756. The crisis also resulted in Congressional hearings, as well as written requests by the Chairman of the House Financial Services Committee directed to investment companies (like the Fund), urging them to act as quickly as possible to resolve the AMPS liquidity crisis, and to the SEC, urging it to act quickly on pending requests from mutual funds seeking regulatory clearance for action facilitating the redemption of AMPS. Press Release, U.S. House of Representatives Committee on Financial Services (July 31, 2008), *available at* http://financialservices.house.gov/press110/press073108.shtml. One of the actions taken by the SEC was to grant investment companies (again including the Fund) temporary exemptions from asset coverage requirements otherwise required by the ICA to facilitate their use of debt financing to redeem their outstanding auction rate preferred shares, such as the AMPS. (Compl. ¶ 31(c)) The SEC's Order as to the Fund contained the Agency's finding that "granting the requested exemption is appropriate in and consistent with the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions" of the ICA. In re Calamos Convertible Opportunities and Income Fund, Investment Company Act of 1940 Release No. 28615 (Feb. 10, 2009), *available at* www.sec.gov/rules/ic/2009/ic-28615.pdf.[3]

It was in this difficult environment that the Fund redeemed its outstanding AMPS in June 2008 and August 2009 and replaced them with debt financing, thereby relieving the Fund's preferred shareholders from the illiquidity crisis they faced while at the same time enabling

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[3] In considering a motion to dismiss, a Court may take judicial notice of documents in the public record. *Pugh v. Tribune Co.*, 521 F.3d 686, 691 n.2 (7th Cir. 2008). The Supreme Court also has approved consideration of matters of which a Court may take judicial notice, as well as documents referenced in a complaint. *Tellabs, Inc. v. Makor Issues and Rights, Ltd.*, 551 U.S. 308, 322 (2007). The Fund's SEC filings and other documents are invoked by the Complaint in this case both generally (*see* Compl. ¶10, referencing the Funds' "reports filed with the SEC") and specifically (*see* Compl. ¶ 2, citing the Fund's November 12, 2003 Prospectus, and Compl. ¶31(c), citing the SEC's Order), making consideration of such documents fully appropriate.

common stockholders to continue to enjoy the benefits of leverage. (Compl. ¶¶ 1, 3, 32) That action gave rise to the claims Plaintiff asserts in this case. Plaintiff alleges that contrary to the Fund's purported representations regarding the assertedly "perpetual" benefits of AMPS vis-à-vis debt financing, the "Individual Defendants"—the Independent Trustees and John P. Calamos, Sr. (a Trustee and the President of the Fund)—authorized the redemption of the AMPS using "Replacement Borrowing" that was not perpetual, and ostensibly is more risky and costly to the Fund. (Compl. ¶¶ 30-31)

On July 15, 2010, Plaintiff Brown filed an action in this Court against each of the Defendants named in this case, which was assigned Case No. 1:10-cv-4422. The Complaint in that action contained allegations substantively identical to, and pleaded the same claims as, the Complaint in this case. Plaintiff voluntarily dismissed Case No. 1:10-cv-4422 on September 7, 2010, and then filed this action in the Circuit Court of Cook County a week later, on September 13, 2010. Defendants removed the action to this Court pursuant to SLUSA on October 13, 2010.

Count I of the Complaint purports to assert a claim for breach of fiduciary duty against the Individual Defendants. Count II purports to allege a claim for aiding and abetting the asserted breach of fiduciary duty alleged in Count I, and Count III alleges a claim for unjust enrichment. Both Counts II and III are brought against Calamos Advisors, LLC, Calamos Asset Management Corporation and, curiously, the Fund itself.

ARGUMENT

Congress enacted SLUSA in 1998 to prevent class action plaintiffs from using state law legal theories, and state court venues, to evade the heightened pleading standards and other requirements and limitations imposed in securities class actions by the Private Securities Litigation Reform Act of 1995. *Merrill Lynch, Pierce, Fenner & Smith Inc. v. Dabit*, 547 U.S. 71, 81-82 (2006). SLUSA added to the Securities Act of 1933, as amended (the "1933 Act") and the Securities Exchange Act of 1934, as amended (the "1934 Act") parallel provisions precluding certain class actions brought under state law.[4] As amended by SLUSA, the 1934 Act provides:

> "No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging--
>
> (A) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or
>
> (B) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security."

15 U.S.C. § 78bb (f)(1) The Complaint in this case satisfies each of the requirements for SLUSA preclusion, and this action therefore must be dismissed with prejudice.

I. Each Element Of SLUSA Preclusion Is Satisfied In This Case, Requiring Dismissal Of The Complaint

As set forth above, SLUSA precludes (1) "covered class actions" (2) based upon state law that (3) allege "an untrue statement or omission of a material fact" (4) "in connection with the purchase or sale of a covered security." Each of these requirements is met in this case.

A. "Covered Class Action"

A "covered class action," for purposes of SLUSA, includes any lawsuit in which damages are sought on behalf of 50 or more persons or prospective class members and common questions of law or fact predominate over individualized questions. 15 U.S.C. § 78bb (f)(5)(B). Here, Plaintiff seeks monetary damages on behalf of a putative class consisting of "well over five hundred (500)" persons who beneficially owned Fund common shares during the period from March 19, 2008 to the present. (Compl. ¶¶ 1, 36, Prayer for Relief ¶ F) In addition, the

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4 For ease of reference, all citations to SLUSA in this Memorandum will be to the provisions of SLUSA appearing in the 1934 Act.

Complaint alleges that common questions of law or fact predominate over individualized questions. (Compl. ¶ 38) Consequently, the first element of SLUSA preclusion is satisfied.

B. State Law

Plaintiff Brown's Complaint purports to assert claims under state law for breach of fiduciary duty (Count I), aiding and abetting a breach of fiduciary duty (Count II), and unjust enrichment (Count III). Neither Count I nor Count II invoke the law of any particular state, and thus presumably are brought under the law of the forum state, Illinois, where the Calamos Defendants are alleged to be located. (Compl. ¶ 55) Count III purports to assert a claim for unjust enrichment under the common law of Delaware. (Compl. ¶ 7) Consequently, the second requirement for SLUSA preclusion also is satisfied as to each Count of the Complaint.

C. Misrepresentations Or Omissions Of Material Fact

Brown's Complaint alleges that the Fund's public statements represented that the Fund had secured highly favorable "perpetual" financing through the issuance of AMPS, which would enable common shareholders to realize the benefit of "leverage that would continue indefinitely," only to later redeem the AMPS utilizing ostensibly less favorable debt financing. More specifically, the Complaint alleges, *inter alia*:

- That the Fund filed reports with the SEC representing that the Fund's "primary investment objective is to provide total return through a combination of capital appreciation and current income" (Compl. ¶ 10);
- That "materials filed [by the Fund] with the . . . [SEC] . . . or otherwise published to the investing public" described financial leverage as "a key piece of the return to the Fund's common shareholders" (Compl. ¶ 13);
- That to achieve financial leverage, the Fund issued AMPS, which provided "quite favorable financing for the Fund's common shareholders" (Compl. ¶¶ 2, 12);
- That the Fund stated publicly that "the holders of its common stock could realize, as one of the significant benefits of this investment, leverage that would continue indefinitely, because . . . the term of the AMPS was perpetual" (Compl. ¶¶13, 31);

- That notwithstanding these alleged representations, the Individual Defendants caused the AMPS to be redeemed by the Fund in order to provide liquidity to the holders of AMPS following the collapse of the auction market for AMPS in February 2008 and, ostensibly, to further the business objectives of the "Calamos Sponsorship Group" (Compl. ¶¶ 22, 27);

- That in order to fund redemption of the AMPS, the Individual Defendants caused the Fund to incur debt on terms "disadvantageous compared with the AMPS" (Compl. ¶¶ 30, 31);

- That redemption of the AMPS "materially altered the business model of the Fund, and significantly reduced the potential cash flow available for distribution" to common shareholders, thereby "defeat[ing] a significant feature of the investment rationale for the common shareholder" (Compl. ¶ 34(d)) and "eliminating one of the major benefits of the investment" in common shares, "as described in the Fund's statements to the SEC and the public" (Compl. ¶¶ 42, 45); and

- That as a consequence of the foregoing, the value of the Fund's common shares owned by members of the putative class has been reduced. (Compl. ¶ 34(e))

Thus, the overarching theme of the Complaint is that the Defendants misled common shareholders of the Fund such as Brown by portraying the financing provided by AMPS as a "significant benefit[]" they would enjoy "indefinitely" and in "perpetuity," but then redeemed the AMPS and substituted assertedly less favorable financing in its place. In short, all that distinguishes Brown's Complaint from a conventional securities fraud action is its reliance on state law in lieu of Rule 10b-5. The Complaint thus presents a paradigm case for SLUSA preclusion. *See, e.g., Rabin v. JP Morgan Chase Bank, N.A.*, No. 06 C 5452, 2007 WL 2295795, *6 (N.D. Ill. Aug. 3, 2007) (analyzing the substance of allegations of breach of fiduciary duty, the court found "that at the heart of the Amended Complaint is that Defendants misrepresented and omitted material facts related to the purchase of shares of the Fund"). Moreover, Brown's allegations concerning the Fund's public statements run throughout the Complaint, and are incorporated into each Count, requiring the dismissal of the Complaint in its entirety and with prejudice. *Atkinson v. Morgan Asset Management, Inc.*, 664 F. Supp. 2d 898, 907 (W.D. Tenn.

2009) (amendment of complaint would be futile "because allegations of omissions or other deceitful activity are irreparably interwoven throughout Plaintiffs' causes of action").

Brown does, to be sure, disclaim any intention to assert a claim for fraud or misrepresentation—a disclaimer which has become a standard averment in complaints attempting to skirt SLUSA preclusion, and which is utterly ineffective to do so. *Kurz v. Fid. Mgmt. & Research Co.*, No. 07 C 709, 2008 WL 2397582, *3 (S.D. Ill. June 10, 2008), *aff'd*, 556 F. 3d 639 (7th Cir. 2009) (recital in complaint "specifically disclaiming" any allegations of fraud, misrepresentation or omission was ineffective to avoid SLUSA preclusion). In determining whether the plaintiff has alleged a misrepresentation within the meaning of SLUSA, courts look to the substance of a complaint's allegations, not to the use of any particular words. *Segal v. Fifth Third Bank, N.A.*, 581 F.3d 305, 310 (6th Cir. 2009). A plaintiff cannot avoid SLUSA preclusion through artful pleading "that removes the covered words from the complaint but leaves the covered concepts." *Id.* at 311.

For example, in *Rabin, supra*, 2007 WL 2295795, beneficiaries of a trust asserted claims for breach of fiduciary duty and unjust enrichment against a trustee and its affiliate. The beneficiaries alleged that the trustee breached its fiduciary duties by investing fiduciary account assets in its proprietary mutual fund, without regard to whether the investment was in the best interests of the beneficiaries, and in the process also generated undue profits from its role as trustee. *Id.* at *1. The Court rejected the beneficiaries' argument that their claims were not predicated upon allegations, made elsewhere in their complaint, that the defendants had misrepresented and omitted material facts and dismissed their purported state law claims, observing that the allegations of misrepresentation were at "the heart of the Amended Complaint" and could not be disguised as claims for breach of fiduciary duty. *Id.* at *6; *see also*

Dommert v. Raymond James Fin. Serv., Inc., No. 06 C 102, 2007 WL 1018234, *8 (E.D. Tex. Mar. 29, 2007) (SLUSA applied where plaintiff contended that defendants omitted information from disclosures under an agreement between the parties and thereby breached fiduciary duties); *Appert v. Morgan Stanley Dean Witter, Inc.*, No. 08 C 7130, 2009 WL 3764120, *5 (N.D. Ill. Nov. 6, 2009) (allegations that defendant failed to disclose certain costs were sufficient to bring claim within the purview of SLUSA).

The analysis applied in *Kircher v. Putnam Funds Trust*, 398 Ill. App. 3d 664, 922 N.E.2d 1164, 337 Ill. Dec. 587 (5th Dist. 2010), is particularly instructive in light of Plaintiff Brown's allegation that Defendants benefitted one class of shareholders at the expense of another. In *Kircher*, a putative class of mutual fund shareholders alleged claims sounding in negligence and breach of fiduciary duty arising out of the allowance of short-term trading or "market timing" in the shares of the fund. 398 Ill. App. 3d at 667-68, 922 N.E.2d at 1167, 337 Ill. Dec. at 590. The plaintiffs alleged that although the defendants operated a mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund, they followed portfolio valuation procedures which benefited short term traders at the expense of long-term shareholders. *Id.* The plaintiffs argued that SLUSA did not apply because their claims did not sound in misrepresentation or fraud. *Id.* at 670, 922 N.E.2d at 1169-70, 337 Ill. Dec. at 592-93. The Court disagreed, holding that "the plaintiffs' allegations are based, at least implicitly, on the defendants' failure to disclose . . . their method of calculating the NAV and the fact that this method has a potential to reward market-timing investors at the expense of long-term investors." *Id.* at 673-74, 922 N.E.2d at 1171-72, 337 Ill. Dec. at 594-95. The Court reasoned that the complaint at bottom alleged a claim for misrepresentation or omission of material fact, noting that if the defendants had disclosed the risks and potential impact of market timing, there could be no claim for negligence or breach of duty. *Id.*

The same reasoning applies here. Plaintiff's Complaint alleges that "[t]he Fund's public statements indicated that the holders of its common stock could realize, as one of the significant benefits of this investment, leverage that would continue indefinitely, since the AMPS were perpetual." (Compl. ¶ 13) Plaintiff complains that contrary to the Fund's representations about these and other benefits of AMPS, the Individual Defendants caused the Fund to redeem the AMPS using more costly and comparatively short-term replacement borrowing, thereby "eliminating one of the major benefits of the investment." (Compl. ¶¶ 31, 43, 45) These allegations necessarily assume a purported failure to disclose that the AMPS might be replaced with shorter term and/or higher cost leverage. Had such a disclosure been made, no claim could exist.[5] Consequently, the Complaint asserts claims for the misrepresentation or omission of material facts within the meaning of SLUSA.

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[5] Although the Court need not address the sufficiency of the Fund's disclosures concerning the use and sources of leverage for purposes of Defendants' motion under SLUSA, in fact the Fund's public filings disclosed that the Fund might choose not to employ leverage at all, and that the Fund might instead "borrow money to 'leverage' their investment positions," subject to lending covenants and other restrictions. *See, e.g.*, Form N-CSR, June 26, 2008 (cited in Compl. ¶ 13) at 34, *available at* http://www.sec.gov/Archives/edgar/data/1171471/000095013708008802/c27688nvcsrs.htm; Prospectus, Calamos Convertible Opportunities and Income Fund, Common Shares of Beneficial Interest, filed with the SEC on June 26, 2002, at 3, 9, *available at* http://www.sec.gov/Archives/edgar/data/1171471/000095012402002168/c68995pse497.txt. *See also La Pietra v. RREEF America, LLC*, No. 09 Civ. 7439, 2010 WL 3629597 (S.D.N.Y. Sept. 16, 2010) (in action brought by a common shareholder of an investment fund alleging a failure to disclose that the fund might be required to redeem auction rate preferred shares used to provide leverage, court considered disclosures in prospectuses which addressed ostensibly omitted information).

D. "<u>In Connection With" The Sale Of Covered Securities</u>

The common shares of the Fund are "covered securities" within the meaning of SLUSA. As defined in SLUSA, "covered securities" means "a security that satisfies the standards for a covered security specified in paragraph (1) or (2) of Section 18(b) of the 1933 Act, at the time during which it is alleged that the misrepresentation. . .[or]. . .omission occurred. . . ." 15 U.S.C § 78bb (f)(5)(E). Section 18(b) of the 1933 Act, in turn, defines a covered security to include securities listed on a national exchange, as well as securities issued by an investment company registered under the ICA. 15 U.S.C. § 77r(b)(1), (2). Here, the Fund's common shares satisfy both standards: the common shares are traded on the New York Stock Exchange, and they were issued by an investment company (the Fund) registered under the ICA. (Compl. ¶ 9) *Instituto de Prevision Militar v. Merrill Lynch*, 546 F.3d 1340, 1351 n. 2 (11th Cir. 2008) (shares issued by registered investment companies are "covered securities" under 15 U.S.C. § 77r(b)). Indeed, on this point at least, Plaintiff and Defendants agree: in Paragraph 8 of his Complaint, Plaintiff Brown *expressly alleges* that his "claims concern covered securities."

The Complaint also meets the "in connection with" requirement of SLUSA. The Supreme Court has construed the "in connection with" requirement broadly, holding that "it is enough that the fraud alleged 'coincide with a securities transaction' whether by the plaintiff or by someone else." *Dabit*, 547 U.S. at 85, 89. Under *Dabit* the inquiry focuses on defendant's conduct, rather than the identity of the plaintiff. *Rabin,* 2007 WL 2295795, at *7. SLUSA's "in connection with" requirement is met where a misrepresentation "touche[s]" upon the sale of securities, or where it is the means by which the defendant allegedly "accomplish[ed] the purchase [or sale] of securities," *S.E.C. v. Jakubowski*, 912 F. Supp. 1073, 1086 (N.D. Ill. 1996). That is the case alleged here, where the Complaint asserts that the Fund filed SEC reports and made public pronouncements concerning the allegedly "perpetual" nature of AMPS financing that was "a significant benefit[ ] of. . .[an]. . .investment in" the Fund's common shares. (Compl. ¶¶ 10, 12, 13, 31, 42, 45)

Plaintiff cannot avoid the preclusive effect of SLUSA by purporting to define a class consisting only of "owners," rather than purchasers or sellers, of the Fund's common shares. (Compl. ¶ 35) The Supreme Court squarely rejected such an attempted end-run around SLUSA in *Dabit*, holding that "[f]or purposes of SLUSA pre-emption, that distinction [between 'holders' and purchasers or sellers of securities] is irrelevant; the identity of the plaintiffs does not determine whether the Complaint alleges fraud 'in connection with the purchase or sale' of securities." *Dabit*, 547 U.S. at 89. This is so because some investors who "owned" common shares "at any time" during the more than two year-long putative class period defined by Plaintiff Brown (Compl. ¶35) necessarily must have purchased their common shares (or increased the number of shares they held) during that period; others who "owned" common shares at some point during the putative class period must have sold some or all of their shares. Consequently, all of the requirements for SLUSA preclusion are satisfied.

II. The Exceptions To SLUSA Preclusion Have No Application

SLUSA excepts narrowly defined categories of cases from preclusion: (1) "an *exclusively derivative* action brought . . . on behalf of a corporation" 15 U.S.C. § 78bb (f)(5)(C) (emphasis supplied); and (2) certain cases brought under state law and involving a specific fact pattern. 15 U.S.C. § 78bb(f)(3). Neither exception is applicable in this case.

A. <u>Plaintiff Has Not Brought An "Exclusively Derivative" Action</u>

The first SLUSA exception applies to "exclusively derivative" actions. Typically, a derivative case is one brought by a shareholder in the name of a corporation, seeking to obtain for the corporation redress for some harm that the corporation allegedly has suffered. *Tooley v. Donaldson, Lufkin & Jenrette, Inc.*, 845 A.2d 1031, 1035 (Del. 2004). A claim is direct when the injury suffered is the claimant's alone, "independent of any alleged injury to the corporation," but it is derivative when plaintiff cannot prevail without showing an injury to the corporation. *Id.* at 1039;[6] *see also Kramer v. Western Pacific Indus. Inc.*, 546 A.2d 348, 353 (Del. 1988) (if the only injury to an investor is the indirect harm which consists of diminution in the value of his or her shares, the suit must be derivative); *Diana Allen Life Ins. Trust v. BP P.L.C., et al.*, No. 06 Civ 14209, 2008 WL 878190, *5 (S.D.N.Y. Mar. 31, 2008) (action under Delaware law based on a reduction in royalty payment to trust unit holders was derivative because "[a]ny loss in royalty interest as a result of the [alleged conduct]. . .flowed directly to the Trust, and only indirectly to the Unit Holders").

In many ways, this is the sort of harm that Plaintiff Brown pleads in his Complaint here; all his claimed injuries flow from alleged harm to the Fund, as a result of an asserted increase in the Fund's cost of leverage. (*See, e.g.,* Compl. ¶¶ 34 (a)-(d)) But in other respects, Plaintiff's Complaint makes clear that this case is not brought as an "exclusively derivative" action within the meaning of SLUSA: in particular, a derivative case brought on behalf of the Fund *as victim* could not be reconciled with Plaintiff's inclusion of the Fund *itself* as one of the "Calamos Defendants" named in Counts II and III, which incorporate all prior allegations of the Complaint and allege, respectively, aiding and abetting and unjust enrichment.

However Plaintiff might try to resolve these inconsistencies in his pleading, he does not, and cannot, allege that he has made any attempt to meet the demand requirement (discussed in

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6 "The question of whether a suit is derivative by nature or may be brought by a shareholder in his own right is governed by the law of the state of incorporation." *Kennedy v. Venrock Assoc.*, 348 F.3d 584, 589 (7th Cir. 2003). Although *Tooley* involved a corporation, rather than a mutual fund, the test set forth in *Tooley* also applies to the determination of whether a claim against a mutual fund must be brought directly or derivatively. *See Hogan v. Baker*, No. 305 cv 0073P, 2005 WL 1949476 (N.D. Tex. Aug. 12, 2005).

the Fund Defendants' Supplemental Memorandum in Support of Joint Motion to Dismiss at 3-4) for filing a derivative case. And, of course, the Complaint itself purportedly is brought as a class action, *not* a derivative action. (Compl. ¶¶ 1, 35, 40) Consequently, the exception of exclusively derivative actions from SLUSA's preemptive reach has no application to the Complaint. *Instituto de Prevision Militar v. Lehman Bros., Inc.*, 485 F. Supp. 2d 1340, 1346 (S.D. Fla. 2007) (where plaintiff failed to allege it had met the Rule 23.1 requirements for a derivative action and had not styled its action as a derivative suit, case did not qualify for exception to SLUSA preclusion).

B. <u>The SLUSA Exception Defined In 15 U.S.C. § 78bb (f)(3) Does Not Apply</u>

The second exception to SLUSA preclusion is equally inapplicable. It provides that a "covered class action. . .that is based upon the statutory or common law of the State in which the issuer is incorporated (in the case of a corporation) or organized (in the case of any other entity) may be maintained" in state or federal court *if* the case involves:

> (I) the purchase or sale of securities by the issuer or an affiliate of the issuer exclusively from or to holders of equity securities of the issuer; or
>
> (II) any recommendation, position, or other communication with respect to the sale of securities of an issuer that--
>
> (aa) is made by or on behalf of the issuer or an affiliate of the issuer to holders of equity securities of the issuer; and
>
> (bb) concerns decisions of such equity holders with respect to voting their securities, acting in response to a tender or exchange offer, or exercising dissenters' or appraisal rights.

15 U.S.C. § 78bb (f)(3). This provision, referred to as the "Delaware carve-out," was adopted to exempt from SLUSA preclusion shareholder litigation that is based on a breach of the duty of disclosure in connection with an issuer's purchase or sale of securities to or from existing shareholders, or in connection with communications with existing shareholders with respect to

the matters described in the exemption. S. Rep. No. 105-182, at 6 (1998), *available at* 1998 WL 226714; H.R. Conf. Rep. No. 105-803, at 14 n.2 (1998), *available at* 1998 WL 703964. Neither subsection of the Delaware carve-out has any application here.

The first Delaware carve-out is inapplicable for the reason that there is no allegation, nor could there be, that the common shares "owned" by members of the putative class during the class period were sold "exclusively...to holders of equity securities of the issuer," as the carve-out requires. 15 U.S.C § 78bb (3)(A)(ii)(I). "If the shares are offered or traded in the open market," as is the case here, "the Delaware carve-out exception is not met." *G.F. Thomas Investments, L.P. v. Cleco Corp.*, 317 F. Supp. 2d 673, 682 (W.D. La. 2004); *see also Zoren v. Genesis Energy, L.P.*, 195 F. Supp. 2d 598, (D. Del 2002) (because public offerings of partnership units "unquestionably involved a purchase or sale to prospective unitholders, not simply those who already owned...units, the exception cannot apply"); *Sullivan v. Holland & Knight LLP*, No. 09 C 531, 2010 WL 1558553 (M.D. Fla. Mar. 31, 2010) (first Delaware carve-out did not apply where alleged misrepresentations were made to prospective investors).

Plaintiff may attempt to argue that the first Delaware carve-out applies nonetheless because the Fund redeemed AMPS from AMPS holders. Such an argument would fail, for several reasons. For one thing, the AMPS owners are not alleged to have been injured in any way by the misrepresentations alleged in Brown's Complaint. To the contrary, AMPS owners are alleged to have *benefitted* from the redemption of their AMPS (Compl. ¶¶ 28, 44), and consequently no claim is or could be brought on their behalf. Plaintiff cannot evade the preclusive effect of SLUSA by bringing a putative class action on behalf of *one* class of security holders, and then relying upon transactions with *another* class of security holders to escape preclusion. *Sullivan*, 2010 WL 1558553, at *6 (Delaware carve-out did not apply where plaintiff, suing on behalf of a putative class of initial purchasers of partnership interests, made no claim involving the purchase or sale of interests from or to existing investors). Permitting a plaintiff to evade preclusion in this matter would contravene the Supreme Court's admonition that SLUSA preclusion is to be construed broadly. *Atkinson,* 664 F. Supp. 2d at 905 ("Broadly interpreting. . . the first Delaware Carve-Out would. . .contravene the Supreme Court's holding in *Dabit* that courts are to read SLUSA's preclusion provisions broadly").

Furthermore, the first Delaware carve-out applies only to "[t]he purchase or sale of securities by the issuer. . . ." 15 U.S.C. § 78bb (3)(A)(ii)(I). Here, the AMPS were *redeemed,* not purchased, by the Fund. (Compl. ¶¶ 25-30, 43, 45) A redemption of securities is legally and practically different from a purchase. A purchase transaction is consensual, and therefore confronts a shareholder with an investment decision, *i.e.*, whether or not to sell his or her shares at the price offered by a prospective purchaser. Consequently, the adequacy and completeness of disclosures is a relevant consideration where, for example, an issuer offers to purchase its own shares from investors. In contrast, the AMPS redemption was non-consensual; holders of AMPS had no choice in the matter once the Fund determined to redeem their AMPS.[7]

The Seventh Circuit identified another distinction between purchases and redemptions of shares in the process of construing the terms "redeem" and "redemption," as used in the Internal Revenue Code of 1986, as amended:

> "Redemption in this section, we believe, connotes something other than repurchase; it includes the idea of a surrender of shares by a stockholder and a retirement of that which he surrenders. . . .

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[7] *See* Prospectus, Calamos Convertible Opportunities and Income Fund, filed with the SEC on November 13, 2003, at 41 (referenced in paragraph 2 of the Complaint), *available at* http://www.sec.gov/Archives/edgar/data/1171471/000095013703005922/c79259fe497.txt (stating that in the event the Fund redeems AMPS, it is "without the consent of the holders of AMPS").

> A true redemption of stock, preferred or common, occurs when it is called and retired. The stockholder, in such instance, receives the redemption money in discharge of his shares which are thereby rendered thereafter without legal existence. On the other hand, when a corporation purchases its own capital stock it deals in the shares as it might have done in the stock of another corporation."

Comm'r of Internal Revenue v. Snite, 177 F.2d 819, 823 (7th Cir. 1949). Here the allegations of the Complaint make clear that the redemption of the AMPS was a "true redemption," not a purchase, of the AMPS: the Complaint universally (and correctly) refers to the Fund's "redemption" of its AMPS, never to the "purchase" of AMPS, and an essential premise of the Complaint is that once having been redeemed, the asserted benefits of AMPS financing were forever lost to the Fund (*i.e.*, unlike stock purchased by an issuer, AMPS that have been redeemed cannot be sold to new investors). (Compl. ¶¶ 3, 24-34, 43, 45)

Moreover, the distinction between "purchases" and "redemptions" of shares is maintained in the ICA, which governs the Fund. (Compl. ¶ 9) In *S.E.C. v. Sterling Precision Corp.*, 393 F.2d 214, 217-20 (2d Cir. 1968), the Second Circuit considered whether a corporation's redemptions of bonds and preferred stock constituted a "purchase" of securities under Section 17(a) of the ICA. The Court began with the observation that "the normal discourse of lawyers sets redemptions apart from purchases," a distinction recognized by Delaware statute, case law, and other authorities. *Sterling*, 393 F.2d at 217. It went on to conclude that "Congress would not have meant to include total redemptions or pro rata ones" within the term "purchase" in Section 17(a). *Id.* at 218; *see also* 8 Del. C. § 160 (separately referencing, and thereby distinguishing, purchases and redemptions of shares by the corporate issuer). The Delaware Statutory Trust Act, Section 3818, similarly distinguishes between purchases and redemptions of beneficial interests in a trust, stating: "[A] statutory trust may acquire, by purchase, redemption or otherwise, any beneficial interest in the statutory trust held by a beneficial owner of the statutory trust." 12 Del. C. § 3818.

Finally, the second Delaware carve-out (relating to communications concerning decisions of equity holders with respect to voting their securities, responding to a tender or exchange offer, or exercising dissenters' or appraisal rights) can have no conceivable application here, since the Complaint contains no allegations respecting any such communications. *Fisher v. Kanas*, 487 F. Supp. 2d 270, 280 (E.D.N.Y. 2007) (although complaint sufficiently alleged a misrepresentation "in connection with" the purchase or sale of a covered security, it did not allege a recommendation or communication regarding the sale of securities).

CONCLUSION

The Complaint in this case is a paradigm of the kind of action which SLUSA was enacted to address, and to extinguish. It is a Complaint which, prior to the adoption of the PSLRA, undoubtedly would have been brought under the federal securities laws, and which now masquerades in state law costume only to avoid the requirements and strictures of that Act. SLUSA squarely applies to, and precludes, Plaintiff's purported state law claims.

For the foregoing reasons, each of the claims asserted in Plaintiff Brown's Complaint should be dismissed with prejudice.

Dated: November 4, 2010

Respectfully submitted,

Weston W. Marsh, Joe F. Hanauer, John E. Neal, William R. Rybak, Stephen B. Timbers, David D. Tripple, and the Calamos Convertible Opportunities and Income Fund

By: /s/ John W. Rotunno
One of their attorneys

John W. Rotunno
Paul J. Walsen
Molly K. McGinley
K&L GATES LLP
70 West Madison Street, Suite 3100
Chicago, Illinois 60602
Telephone: 312.372.1121
Facsimile: 312.345.9060

Defendants John P. Calamos, Sr., Calamos Advisors LLC, and Calamos Asset Management, Inc.

By: /s/ Kevin B. Dreher
One of their attorneys

Kevin B. Dreher
MORGAN, LEWIS & BOCKIUS LLP
77 West Wacker Drive
Chicago, Illinois 60601-5094
Telephone: 312.324.1000
Facsimile: 312.324.1001

Christian J. Mixter (*pro hac vice* motion pending)
Patrick D. Conner (*pro hac vice* motion pending)
MORGAN, LEWIS & BOCKIUS LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004-2541
Telephone: 202.739.3000
Facsimile: 202.739.3001